7/1

04035363

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gradipore Limited

*CURRENT ADDRESS 22 Rodborough Road
Frenchs Forest NSW 2086
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34799 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/8/04

GRADIPORE | 2003 ANNUAL REPORT



CORPORATE DIRECTORY

GRADIPORE 2003 ANNUAL REPORT

Directors Gradipore Limited

Jeremy Davis
CHAIRMAN

Robert Lieb

John Manusu

Leslie Webb

John Eady

Colin Sutton

Company Secretary

Simone Lockwood
Email: cosec@gradipore.com

Registered Office

22 Rodborough Road
Frenchs Forest NSW 2086
Australia

Tel: 61 2 8977 9000
Fax: 61 2 8977 9099

ABN: 79 001 001 145

Postal Address

PO Box 6126
Frenchs Forest NSW 2086
Australia

Email: info@gradipore.com
Website: www.gradipore.com

Lawyers

Allens Arthur Robinson
Sydney Australia

Buchanan Ingersoll
Washington USA

Auditors

PricewaterhouseCoopers
Sydney Australia

Share Registry

ComputerShare
Registry Services

Level 3, 60 Carrington Street
Sydney NSW 1115
Australia

Tel: 61 2 8234 5222
Toll Free: 1300 855 080
Fax: 61 2 8234 5050

Australian Stock Exchange
(ASX) code: GDP

CONTENTS

OVERVIEW AND STATISTICS

W[illegible]n an era of unpreced[illegible]est in understanding t[illegible]ing blocks of life, such as ge[illegible]ins. At the same time, the n[illegible] techniques to enable the [illegible]w therapeutic products and [illegible]t effective manufacture, has [illegible]eater.

[illegible]ision is to help address this [illegible]loping and supplying advanced [illegible]echnologies that provide [illegible]e[illegible] performance for our customers [illegible]e[illegible]aboratory and in manufacturing [illegible]s

[illegible]e[illegible] patented technologies assist [illegible]er[illegible]ndertaking cellular and protein [illegible]h,[illegible]ug screening and the production [illegible]ar[illegible]ceuticals. Gradipore is listed on [illegible]tra[illegible]n Stock Exchange (ASX Code: [illegible]nd [illegible]rates from facilities located in [illegible]Au[illegible]alia and New York, USA.

[illegible]s a[illegible]gures

	[illegible]003	2002
[illegible]nue	[illegible].51 million	$3.34 million
[illegible]nue	[illegible]36 million	$2.09 million
[illegible]ue	[illegible]7 million	$5.43 million
[illegible]oss [illegible] tax	[illegible]million	$18.51 million
[illegible]ue	[illegible]lion	47.85 million
[illegible]	$2[illegible]ion	$40.21 million



The formation of Gradipore

The origins of Gradipore can be traced back to a Company called Gradient Pty Limited, formed by Dr Joel Margolis. He had established the Company in the 1970's based on a paper he wrote describing "an improved method for the separation of proteins using gradient polyacrylamide gels" (published in Nature in 1976).



Operating from a basement in Lane Cove in suburban Sydney, Gradient started producing gradient gels and soon had sales of more than $80,000 and counted England's famous Scotland Yard police headquarters as a customer.

At this time, Dr Perry Manusu was operating a successful veterinary practice when he sought the help of Dr Margolis in the development of a sustained release tablet. This began a working relationship that was re-kindled a few years later when Dr Margolis approached Perry to discuss the sale of Gradient. Perry was very impressed with Gradient's technology but didn't believe he could run the Company by himself. He agreed to buy half of Gradient as long as Dr Margolis remained involved.

A $150,000 loan from the NSW Government and a $250,000 research grant from the CSIRO helped keep Gradient afloat while it was restructured ahead of the listing of Gradipore Limited as a public Company on the Australian Stock Exchange in 1986.

Perry, along with his son John Manusu, was instrumental in securing underwriters for the listing and bringing the Company to market. Following the formation and listing of Gradipore, Perry became the new Company's Managing Director. He received no salary and personally donated the office furniture and equipment to give the fledgling organisation every assistance in its early years.

Since that time, Perry has been involved in helping to develop all of Gradipore's key products – most notably the Lupus Anticoagulant Test which is considered the "gold standard" in the market, and the Gradiflow separations platform. He served in an executive capacity with the Company until 1998 and has served on the Board throughout this period up until this year.

At various stages during Gradipore's history, Dr Perry Manusu has pledged his and his family's personal assets in order to financially support Gradipore and enable it to survive.

Shareholders, employees and all those involved with the Company owe a debt of gratitude to Perry for his vision and tenacity in taking the Company from its extremely humble beginnings to where it is today.

CHAIRMAN'S REPORT

nancial overv

our Company reported
operating loss of $16.67 million for the year ended 30 June, 2003, compared with a loss of $18.51 million in the previous year. While representing an improvement, this is a disappointing result and one that falls outside the financial targets the Board and management had set for the year.

Despite increasing by 65% to $5.5 million, sales revenue for the year fell significantly short of expectations and was the major cause of financial projections not being achieved. We continued to experience difficulty in gaining market acceptance for the Company's Gradiflow technology. This when combined with delays in launching a range of new gel products, caused by raw material ariability and cassette design, re the main factors driving -than-expected sales.

ad
aim
custome
our cost ba

As previously an
Company is budget
reduction in costs for t
year of at least 30% comp
with the year just completed.
From an operational perspective
the focus on three primary business streams; Gradiflow, Gels and Diagnostics, enhances our ability to specifically target customer needs, thereby driving revenue growth across all the Company's operations.

These initiatives provide the Company with a structure that we expect to lead to the achievement of a much improved financial performance in the year ahead.





Operational overview

Despite the disappointing overall financial performance, it is important to note some significant and positive developments for the Company during the year.

The Gradiflow technology continues to generate increasing interest from major global industry players. During the year, the Company entered into Proof of Principle Agreements with Cangene Corporation, Advantek Biologics Limited and Serologicals Corporation. These agreements provide a powerful commercial endorsement of the potential of the Gradiflow technology, with every new agreement taking the Company closer to commercial validation and acceptance of the technology.

The Company also officially launched the Gradiflow BF400 research instrument. While sales of the instrument were below expectations in the year to June, interest in the instrument from potential customers, collaborators and distributors is now beginning to build.

Gradiflow has also received validation and support in a number of scientific journals and publications. While always pleasing to attract peer endorsement, the independent endorsement of the Company's technology is an important factor in creating momentum and awareness of Gradiflow among potential customers. Details of the publications relating to Gradipore's technology are set out on p13 of this Report.

Our collaboration with the Scottish National Blood Transfusion Service continued to produce excellent results during the year. The announcement earlier this year that the Gradiflow technology was capable of isolating and removing infectious prions from human blood, was a powerful validation of the unique properties of this technology. The Company is now in discussions with a number of major players to examine how Gradiflow technology can assist in the development of more advanced prion diagnostic kits than those currently on the market.

Gradipore's research collaboration with the Texas A&M University achieved significant progress during the year, with the successful adaptation of the Gradiflow technology to enable it to purify chiral compounds and other small, complex mixtures. Several patents have been filed by the Company to protect these important enhancements.

While these are positive developments for the acceptance and take-up of Gradiflow, this must be placed in the context of a difficult global environment, particularly in the blood fractionation market, which has been characterised by over-capacity and industry

CHAIRMAN'S REPORT

rationali as hampered
our ab the level
of co tration for
whi ed over the
pa As a result
a announced,
cussing on
portunities in
ion, such as
to achieve
rcial penetration
w technology for
cations.

4 0 research
n w launched, we
g ur marketing
th life sciences sector,
y oteomics, while
in the potential
rs s with existing
t kers in order to
np ed sales. Creating
ow r-base in the
ma is a key corporate
wh will promote
for i trial Gradiflow
ns a earchers seek
rcia eir discoveries.

s bu the impact
y in troduction
full nd
proce culties
have ll
previ ces
rs and rket.
ng the lties,
hieved
s revenu
ding iss e

being p
and, as
and opera
continue to
year.

Our Diagnostics
to be an importan
to the Company's re
performance, with sale
million representing grow
of 20% compared with the previous year. We are confident that our ability to leverage growth opportunities through new distribution channels will provide the basis for the Diagnostics business to continue to exceed average industry annual growth rates, which are presently around 5-6%.



Board composition

There have been a number of changes to the Board during the year.

Tim Wawn ceased to be a Director in August 2002, but continues in an executive capacity with the Company as Chief Operating Officer.

Ray Block and Mark Cashmore retired as Directors at the conclusion of the Annual General Meeting on 31 October 2002. On behalf of all shareholders, let me again place on the record my appreciation for the contribution that they each made to the Board and to the development of the Company.

As shareholders
would now be aware, Dr
Manusu has also retired f
Board. As one of the foun
of the Company, Perry has
an enormous contribution t
development of Gradipore a
again I express appreciation
behalf of all shareholders. F
details of Perry's involvemen
the Company since its incep
are provided on p3 of this

The Board has been stren
during the year with the
appointment of Dr Joh
a non-Executive Dire



In summary, the year has been a challenging one for Gradipore in many respects. However the changes that the Board and management have implemented provide the Company with a stronger base from which to drive commercial acceptance of its technology and products. I thank shareholders for their continuing support of Gradipore as we take further and significant steps towards realising the commercial potential of the Company and its wonderful technology.

GRADIPORE

...s significant ...ience, ... focus on the ...tion of science and ...e his contribution. ...cently the appointment ... Colin Sutton and Mr Peter ...nkins as non-Executive Directors provide complementary skills to those of the existing Directors.

In addition to the changes at Board level, there have also been some changes in the ranks of our senior management team. Bob Lieb stood down from his position as Chief Executive in May this year and John Manusu ceased to be an executive of the Company in January 2003. Both gentlemen retain an ongoing involvement with the Company as non-Executive Directors of the Board and as consultants to the Company.

DIAGNOSTICS

GRADIPORE 2... ANNUAL REPO...

Durin...
reache...
multinati...
in the deliv...
diagnostics p...
growing mark...
Europe, South A...

As a result, the s...
for our Diagnosti...
widened with app...
geographic distrib...
illustrated on the a...
pie chart.



Rest of the world - 25%
Europe - 40%
Australia - 5%
USA - 30%

Gradipore's position as a niche supplier of superior quality products, including tests for Lupus Anticoagulant and von Willebrand disorder, is set to gradually expand into new markets.

While the Gels business unit posted significant revenue growth in 2002-03 - increasing some 60% on the previous year and 32% ahead of 2000-01 - total sales of $960,000 fell short of projected revenue for the year.

This shortfall was largely attributable to a delay in bringing the new expanded gels range to the market, which meant that the number of products available for sale over the 12 month period was less than originally anticipated.

Notwithstanding this delay, Gradipore's decision to offer the market a full range of gels - by increasing our product range from 10 to 45 - has been well received. Customer interest has improved significantly and sales were performing strongly at the close of the financial period.

In significantly expanding the gel product range over the past 12 months, production difficulties were encountered which resulted in higher than expected scrap rates. To ensure these production difficulties could be identified and overcome as quickly as possible, an independent audit was commissioned. This audit, conducted by a distinguished Australian polymer scientist and a leading manufacturing process engineer, has been completed and outstanding issues are being progressively identified and resolved.

Gradipore has recently entered into a worldwide OEM (original equipment manufacture) agreement with a major customer. This agreement is expected to enhance the availability of Gradipore's precast gel lines in markets throughout the world and provide significant income.

GRADIFLOW

Th... ancial year ... market ... of the Gr... m reach new le... lent positive ... Gradiflow's ... s been made at ... ational forums ... sion on the ... ation industry's

... ment earlier ... e results of our ... with the Scottish ... d Transfusion ... e Gradiflow ... capable of isolating ... infectious prions ... ood, produced ... eaction from ... ld. Discussions ... with a number of ... out the possibility ... and marketing ... kits.

... Gradiflow's ... ults have ... us highly ... wed ... and several ... been ... ed for ... this y...

... w plat... o ... g inte... world's ... chnolo... h was ... the Un... 3.

This we... has seen ... in Gradifl... Demonstra... contract neg... underway wit...

Industrial applications

The 2002-03 financial ye... a difficult period for the gl... blood fractionation industry. ... provided Gradipore with an even more challenging environment in which to achieve take-up of the Gradiflow technology for bulk fractionation.

These difficult trading conditions were the catalyst for the Company's decision to strategically reposition Gradiflow for more specific, smaller scale industrial activities such as hyperimmunes. We believe that this niche focus will prove to be a more successful approach in achieving commercial take-up of the technology.

While no production agreements were negotiated in 2002-03, three Proof of Principle contracts were entered into with Cangene Corporation, Advantek Biologics Limited and Serologicals Corporation. The three Proof of Principal agreements together contributed income of $1.5 million during the year. This was a seven-fold increase on the



The BF400, the laboratory scal... *research version of the Gradifl...* technology, was awarded a prestigious DesignMark in Ind... Design and a Powerhouse Mu... Award in the 2003 Australian ... Awards. These awards took ... account functionality and ... among other criteria.



Taiwan's prestigious Institute of Biological Chemistry known as Academia Sinica, that country's only national proteomics facility, has recently purchased a BF400 unit. The focus on specialised fields such as proteomics should yield improved sales in the current year.

BF400

During the year, the laboratory scale research version of the Gradiflow technology, the BF400, moved from beta testing to formal sales release. A favourable response is being achieved in the rapidly growing field of proteomics, which has proven to be receptive to the new technology.

Discussions with potential customers have also demonstrated considerable market interest in Microflow, another research tool based on the Gradiflow technology but at a significantly smaller scale than the BF400. Prototypes of this instrument are currently being evaluated in-house and at selected external laboratories.

GRADIFLOW


STREAM 2
FROM
SEP UNIT
BUFFER

One of the major competitive advantages of the Gradiflow technology is its scalability. Pictured here is the separation unit for the Gradiflow GF100 industrial unit.

…nt publications …to Gradiflow

…TS, Thomas TM, Corthals … (2002). **Gradiflow …nation tool for …al electrophoresis.** …54-1260.

…, Conlan B, Gilbert A, Roeth … (2002). **Purification of …munoglobulin G: A new …to plasma fractionation.** Vox …83 332-338.

…E. and Vigh, G., (2003) **…arative-scale isoelectric trapping …ntiomer separations.** J Chrom A., …9 (1) 73-78.

Rothemund DL, Locke VL, Liew A, Thomas TM, Wasinger V and Rylatt DB. (2003) **Depletion of the highly abundant protein albumin from human plasma using the Gradiflow.** Proteomics 3 (3) 279-287.

Thomas TM, Quindere J, Thomas DE, Gee SC, Bate IM, Rylatt DB. (2003) **Preparation of monoclonal antibodies using the electrophoresis *separation instrument, Gradiflow*.** Hybrid. Hybridomics 22 (1) 47-53.

Locke VL and Rylatt DB. (2003) **A thousand points of blue, Researchers rely on size and charge based methods to fractionate the proteome.** Modern Drug Discovery, April 6 (4) 25-29.

Bae SH, Harris AG, Hains PG, Chen H, Garfin DE, Hazell SL, Paik YK, Walsh BJ, Cordwell SJ (2003) **Strategies for the enrichment and identification of basic proteins in proteome projects.** Proteomics 3 (5) 569-579

…lar

…evelopment …isoelectric …e to be published …ar. Several important …covering the technology …e been filed over the past 12 …months.

GRADIPORE

INFORMATION ON DIRECTORS

Professo[illegible]
B Ec (H[illegible], FAICD
(Chai[illegible]

Jere[illegible] P Professor at [illegible]uate School of M[illegible], a joint venture [illegible]ty of New South [illegible]rsity of Sydney. [illegible]s a management [illegible] Boston Consulting [illegible] Managing Partner [illegible] California office [illegible]ris office. He [illegible]lia in 1980 to take [illegible]s Dean and Director [illegible] remains a Professor [illegible]ching in the field of [illegible] served as President of [illegible]rd of The University of [illegible] and is a member of its [illegible]esident of the Strategic [illegible]ety.

[illegible]has [illegible]tensive experience as [illegible]dir[illegible]r since 1981. He has [illegible]cto[illegible] the Australian Industry [illegible]nt C[illegible]ration and AIDC Ltd, [illegible]minu[illegible]d, Nucleus Ltd and [illegible]ian [illegible] Exchange: and is [illegible] the[illegible]ds of Transurban [illegible]nd X[illegible]ited. Jeremy was [illegible]Chair[illegible]f the Board of [illegible] Sep[illegible] 2002. He has [illegible]visor [illegible]ralian Mezzanine [illegible] (a pr[illegible]uity and venture [illegible]and is [illegible] Chairman [illegible]anage[illegible]d which is [illegible]r a $4[illegible] early stage [illegible]e Innov[illegible]estment

R Lieb
BME MB[illegible]
(Vice Cha[illegible]

Robert Lieb [illegible] Director in Ma[illegible] Vice Chairman i[illegible] as Chief Executive [illegible] 2002 until May 200[illegible] on the Board as a non[illegible] Director. He has been ac[illegible] healthcare industry for more [illegible] years as principal, lead investor [illegible] CEO. As President of Lieb Associa[illegible] he acted as advisor to and board member of a number of U.S. companies in the healthcare field, with a particular emphasis on emerging and rapid-growth companies. Mr. Lieb holds a BME from Rensselaer Polytechnic Institute and an MBA from the Harvard Business School.

Dr J A Eady
FTSE, B Sc (Hons), Ph D.

John Eady is a company director and business consultant. Prior to a period as Executive General Manager, Manufacturing, with Pacific Dunlop, he had a long career with CRA and Rio Tinto. After over ten years in R&D, Dr Eady held a series of senior executive positions within Comalco and CRA, culminating in his role as President, Rio Tinto Japan. His experience covers R&D management and commercialisation, international manufacturing and marketing and business leadership and improvement. Dr Eady was, until 31st August, 2003, Chairman of Ambri Limited and a non-Executive Director of Pellias Pty Ltd. He is Treasurer of the Academy of Technological Sciences and Engineering and, in that capacity, on the Board of Governors for the ATSE Crawford Fund and the ATSE Clunies Ross Foundation.







[redacted] a
[redacted]tton
[redacted]hemistry
[redacted]outh Wales
[redacted]cs Limited in
[redacted]executive. Over
[redacted]with that company
[redacted]old a variety of senior
[redacted]uding Chief Executive of
[redacted]erica, Asia Pacific and then
[redacted]. In 1994 Dr Sutton joined
[redacted] Shields Inc and following their
acquisition by Hill-Rom Inc subsequently
joined Sirtex Medical Ltd as Chief
Executive Officer in 2000. In this role he
took a small start up company through
an IPO to a market capitalisation in
excess of $273 million in three years. Dr
Sutton is also currently a non-Executive
Director of Polartechnics Limited.

[redacted]s a barrister of the Supreme
[redacted] South Wales, barrister and
[redacted]e *Supreme Court of Victoria*
[redacted] and solicitor of the High
[redacted]stralia. He has consulted
[redacted] to both publicly listed and
[redacted]mpanies in the biotechnology
[redacted]nation technology industries
[redacted]rate and financial planning,
[redacted]ual property, corporate
[redacted]ance and strategic planning
[redacted]. In his role as a consultant he has
[redacted] actively involved in advising on the
[redacted]alisation of Australian companies.

[redacted]r Webb is currently a non-Executive
Director of iSelect Pty Ltd and Stem Cells
Sciences Ltd.



R Lieb
BME MBA
(Vice Chairman)



Dr C Sutton
B Sc, Ph D, FAICD

DIRECTORS' REPORT

Your Directors present the e consolidated entity the end of, or during, the 0 June 2003.

Directors

The following person of Gradipore Limited during t

R Lieb

J Manusu

L Webb

J Davis was on 20 September 2002 and continues in o

J Eady wa on 13 December 2002 and continues in office

C Sutton tor on 22 August 2003 and continues in office at t

R Blo he beginning of the financial year until his resignation on

M C rom the beginning of the financial year until his resignation on

H.P rom the beginning of the financial year until his resignation on 25 J

T V the beginning of the financial year until his resignation on 23 August 20

ors

5

ci continuing activities of the consolidated entity consisted of:

de pment, and

an e of electrophoresis, haematology and Gradiflow products.

o th ture of these activities ocurred during the financial year.

ons

ated ues and results by significant industry segment is set out below:

	Segment revenues		Segment results	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
	974	606	**(3,040)**	(2,829)
	3,066	2,535	**1,931**	1,537
	1,466	942	**(468)**	(772)
	-	-	**(5,679)**	(7,560
	1,358	1,349	**(9,413)**	(8,88
	6,864	5,432	**(16,669)**	(18,5

N the year dividend is recommended.
C d the resu those operations are set out in the Chairman's report.

	2003 Cents	2002 Cents
	(34.8)	(45.8)
	(31.3)	(36.1)

nsolidated entity during the financial year.

r

nce has significantly affected, or may significantly affect:

l years, or

ars, or

nancial years.

Operations

dated entity constituted by Gradipore Limited and the entities it
ctivities, which can be found in the Chairman's report.

erations of the consolidated entity and the expected results of
cause the directors believe it would be likely to result in unreasonable

er there are any particular or significant environmental regulations which apply. It
liance is low and has not identified any compliance breaches during the year.

mbers of meetings of the company's Board of directors and meetings of each Board
ended 30 June 2003 and the number of meetings attended by each director.

	Full meetings of Directors		Meetings of committees Audit		Remuneration	
	A	**B**	**A**	**B**	**A**	**B**
	5	5	1	1	2	2
	5	5	1	1	*	*
	14	14	1	1	-	2
	10	10	1	1	2	2
D	16	17	*	*	*	*
.P Manusu	15	16	2	2	*	*
J Manusu	17	17	1	1	2	2
T Wawn	2	2	*	*	*	*
L Webb	16	17	1	2	2	2

A = Number of meetings attended
B = Number of meetings held during the time the director held office or was a member of the committee during the year
* = Not a member of the relevant committee

GRADIPORE

Directors' and Executiv[illegible]ments

The Remuneration Commit[illegible]e Board on remune[illegible] recommendations on rem[illegible]kages and other term[illegible] and non-executive direc[illegible]

Remuneration of non-[illegible]ors is determined by the B[illegible] from time to time.

The interests of ea[illegible]e shares and share options of [illegible] Statements.

Details of the n[illegible] of each element of the emolumen[illegible] most highly re[illegible] of the company and the consolidate[illegible]

Directors [illegible]mited

Name	Salary or Fees $	Super-annuation $	Other Benefits $	Con[illegible] Fe[illegible] $	[illegible]	[illegible]
Ray Bl[illegible]	11,667	-	-	-		
Mark [illegible]	10,000	-	-	-		
Jere[illegible]	77,000	3,150	-	-	-	
Joh[illegible]	16,191	1,457	-	-	-	
Ro[illegible]	-	-	11,370	594,530	-	
P[illegible]	30,000	-	-	26,250	60,000	
[illegible]	110,667	8,813	-	62,500	400,000	447,04[illegible]
[illegible]	30,000	2,700	-	37,525	-	197,242

[illegible]s $[illegible]000 for services rendered in executive role from May 4 to June 28, 2003. Non-executiv[illegible] [illegible]paid[illegible]ring the year, however, fees of $36,361 plus superannuation of $2,855 remain unpaid du[illegible] [illegible]he [illegible]executive directors fee cap approved by shareholders at the 1998 annual general meetin[illegible]

[illegible]rac[illegible]mmenced February 1, 2003 upon termination as an executive.

[illegible] rele[illegible]as clarified the treatment of options for inclusion in directors and executives remuneration. I[illegible] [illegible]leas[illegible]amounts disclosed above (and below) for remuneration relating to options are the assesse[illegible] [illegible] the[illegible]they were granted. Fair values have been assessed using the Black-Scholes option pricing [illegible]d to e[illegible]porting period evenly over the period from grant date to vesting date. The value disclosed [illegible]e por[illegible] the fair value of the options allocated to this reporting period, this amount has not been [illegible]nd los[illegible]nt.

[illegible]t usi[illegible]Black-Scholes option pricing model include the exercise price, the expected term of the [illegible]and th[illegible]ed volatility of the underlying share, and the risk free interest rate for the term of the

[illegible]e price[illegible]ne 2003 was $0.75 which meant all share options were out-of-the-money at tha[illegible]

...d the consolidated entity

...n	Bonus $	Allowances $	Options $	Total $
	77,060	-	6,777	192,496
	-	-	6,777	114,640
	-	163,175	6,777	419,046
	-	-	447,044	631,197

...2. Amounts shown above include salary of $25,151 and ...at he was a director.

...d in, or who take part in, the management of the affairs of

...d to performance against goals set at the start of the year, ...advice. As well as a base salary, remuneration packages include ...erformance-related bonuses and fringe benefits. All employees are ...on Plan.

...ed to attract and retain executives capable of managing the

...Most Highly Remunerated Officers

...pore Limited have been granted during or since the end of the financial year ...rated officers of the company and consolidated entity.

... issued the following non-listed options:

Exercise Price	Number
$0.96	50,000

... share options since the end of the financial year.

...f Gradipore Limited under option at the date of this report are as follows:

	Number	Issue Price of Shares	Expiry Date
...Employee Option Plan	935,000	$5.00	31 December 2004
...pore Employee Option Plan	110,000	$6.00	31 December 2004
...rectors Option Plan	1,000,000	$4.00	31 December 2004
Directors Option Plan	2,200,000	$5.00	31 December 2004
Gradipore Employee Option Plan	253,000	$2.80	30 November 2004
Gradipore Employee Option Plan	50,000	$0.96	31 December 2005

The Employee Option Plan opt[illegible]rcisable 30% wit[illegible] the remaining 40% within 3[illegible] of issue.

The Directors options may [illegible]sed within 3 years fr[illegible] to the expiry date.

Shares issued on [illegible] of options

No ordinary shares [illegible]nited were issued during the [illegible] under the Gradipo[illegible]

Insurance of [illegible]

During the fin[illegible]ore Limited paid a premium of $68,6[illegible] entity.

The liabiliti[illegible] costs that may be incurred in defending [illegible] against th[illegible]acity as officers of entities in the consolidated [illegible]

During th[illegible]pore Limited entered into agreements with certai[illegible] of the c[illegible]ty incurred in their capacity as directors to the maxi[illegible]

Roun[illegible]

The [illegible]rred to in class order 98/0100, issued by the Australian Securit[illegible] rela[illegible]' of amounts in the directors' report. Amounts in the directors' rep[illegible] acc[illegible]rder to the nearest thousand dollars, or in certain cases to the neares[illegible]

A[illegible]

[illegible]tinues in office in accordance with section 327 of the Corporations Act 2001.

[illegible]ance with a resolution of the directors.

CORPORATE GOVE

ples underpinning best practise in corporate governance. The
ciples of corporate governance issued by the Australian Stock

ance of the Company in both the short and the longer term
best interests of the Company as a whole. Their focus is to
and to ensure the Company including its controlled entities

ief Executive Officer;

nd approving major corporate initiatives;

identified and appropriate and adequate control, monitoring

get and financial plan;

and the achievement of the Company's strategic goals

the annual and half-year financial reports and liaison with the

sation; and

ernance practices is set out below. All these practices, unless otherwise

d operates in accordance with the following broad framework and principles:

cutive and non-executive Directors with a majority of non-executive Directors;

of independent views and the Board's role in supervising the activities of management, the
Jeremy Davis as Non-Executive Chairman in September 2002;

ders on 21 May 2003, and following the end of Mr Robert Lieb's term as Chief Executive Officer,
rarily assumed the role of Executive Chairman pending the appointment of a new Chief Executive Officer;

Board is elected by the full Board and meets regularly with the Chief Executive Officer;

t benefit to the Company in maintaining a mix of Directors on the Board from different backgrounds with
ry skills and experience;

d undertakes regular Board performance reviews and considers the appropriate mix of skills required by the Board
ximise its effectiveness and its contribution to the Company. To this end the Board recently appointed Dr Colin Sutton
a Non-Executive Director;

- Directors are initially appointed by the Board, subject to election by shareholders at the next annual general meeting, then subject to re-election no later than the third annual general meeting following their last election;
- In addition the Board seeks to ensure that the membership at any point in time represents an appropriate balance between Directors with experience and knowledge of the Company and Directors with an external or fresh perspective; and
- The Board has established two committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Issues discussed at each committee meeting are reported at the next Board meeting.

Audit Committee

At the beginning of the y[illegible] Committee compr[illegible] Manusu and L Webb. Sub[illegible]e retirement from th[illegible] size of the Board, all no[illegible]ectors (including the C[illegible]

The main responsibilit[illegible] Committee are to:

- Review and rep[illegible]on the annual and half-yea[illegible] by the Compan[illegible]he market
- Assist the Bo[illegible]he effectiveness of the organisa[illegible]
    - Effe[illegible]ency of operations
    - Re[illegible]reporting
    - C[illegible]licable laws and regulations
- Overs[illegible]tion of the risk management framework, and
- Reco[illegible] the appointment, removal and remuneration o[illegible] of t[illegible]he scope and quality of the audit.

In fulf[illegible] the Audit Committee receives regular reports from manag[illegible] meet[illegible]ors at least twice a year – more frequently if necessary. The e[illegible] dire[illegible] time to either the Chairman of the Audit Committee or the Cha[illegible]

The[illegible]uthority, within the scope of its responsibilities, to seek any infor[illegible] em[illegible]

[illegible]

[illegible]mittee policy is to appoint external auditors who clearly demonstrate quality and [illegible]al auditor is reviewed annually. PricewaterhouseCoopers were appointed as the ext[illegible]eCoopers policy to rotate audit engagement partners on listed companies at least [illegible] that policy a new audit engagement partner was introduced for the year ended 30 Jun[illegible]

[illegible]mm[illegible]e

[illegible]yea[illegible] Remuneration Committee comprised R Block and L Webb. Following R Block's retirement f[illegible] 002[illegible] Committee disbanded. In May 2003 the Remuneration Committee was reinstated and n[illegible] no[illegible]cutive directors; J Eady (Chairman), J Davis and J Manusu.

[illegible]mmit[illegible]dvises the Board on remuneration policies and practices generally, and makes specifi[illegible] mune[illegible] packages and other terms of employment for executive directors, other senior executives and [illegible]her[illegible]opriate, the Remuneration Committee will seek guidance from suitable independent experts.

[illegible] and [illegible]terms of employment will be reviewed annually by the Committee having regard to [illegible]ls set[illegible]start of the year, relevant comparative information and independent expert advice.

[illegible] are s[illegible]vels that are intended to attract and retain executives capable of managing the [illegible]ations.

[illegible]ttees ha[illegible]ght, in connection with their duties and responsibilities, to seek independ[illegible] mpany[illegible]e. Prior written approval from the Chairman is required, but this will no[illegible] [redacted] e utmost integrity, objectivity and honesty including in their [redacted] ompany and the community.

[redacted] Company's securities during a four week period commencing [redacted] annual results and at the conclusion of the Company's AGM, [redacted] mation and the trading is not for short term or speculative

[redacted] prior written approval of the Chairman.

[redacted] ation

[redacted] *ned of material developments under the continuous disclosure*

[redacted] any's web site as soon as it is disclosed to the ASX. All recent [redacted] pany meetings, press releases for the last 2 years and financial [redacted] ny's web site.

GRADIPORE

FINA PERFORMANCE
NDED UNE 2003

Revenues from sa				
Cost of sales				
Gross Profit				
Revenue from rating activities	2			
Other expe ctivities				
Marketing		(6		
Administ		(9,1		
Researc		(5,679		
Borrow		(264)		
(Loss ti ities before income tax expense	3	**(16,669)**	(18,	
Inc	4	-	-	
(L ac ities after income tax expense		**(16,669)**	(18,507)	**(16,**
ity her than those resulting th ners as owners	18	**(16,669)**	(18,507)	**(16,354)**
		Cents	Cents	
e	19	**(34.8)**	(45.8)	
are	19	**(31.3)**	(36.1)	

f fin l performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL
AS AT 30 JUNE 2003

		Consolidated		Parent Entity	
	tes	**2003 $000**	2002 $000	**2003 $000**	2002 $000
	5	**10,945**	27,219	**10,913**	26,730
	6	**1,625**	1,429	**1,456**	1,361
	7	**1,251**	733	**1,148**	733
	8	**6,054**	-	**6,054**	-
		19,875	29,381	**19,571**	28,824
	9	**613**	1,108	**613**	1,108
	26	**-**	-	**-**	-
	10	**15,602**	16,768	**15,371**	16,377
	11	**625**	6,248	**625**	6,248
		16,840	24,124	**16,609**	23,733
		36,715	53,505	**36,180**	52,557
	12	**1,681**	2,134	**1,549**	1,904
	13	**6,063**	26	**6,063**	26
	14	**20**	73	**20**	73
		7,764	2,233	**7,632**	2,003
	15	**5,300**	10,932	**5,300**	10,932
	16	**106**	126	**106**	126
		5,406	11,058	**5,406**	11,058
		13,170	13,291	**13,038**	13,061
		23,545	40,214	**23,142**	39,496
y interest					
ed equity	17	**90,274**	90,274	**90,274**	90,274
ulated losses	18	**(66,729)**	(50,060)	**(67,132)**	(50,778)
Total Equity		**23,545**	40,214	**23,142**	39,496

The above statements of financial position should be read in conjunction with the accompanying notes.

...ASH... S
...ENDE... UNE 2003

Cash Flows from O... vities					
Receipts from custo... f goods and services tax)					
Payments to suppli... es					
(inclusive of good... x)					
Interest rece...					
Interest pa...					
Start Gra...					
Net ca... operating activities	21	**(14,694...**			
Cash... g Activities					
Pay... ets		**(1,269)**	(3,551...		
Pr... ts		**65**	-		
Lo...		**(118)**	(16)		
L...		**56**	(464)		
E... or... placed on) fixed deposit		**(431)**	(46)	**(4...**	
... f e... ty investment		**-**	(33)		
... ro... nvesting activities		**(1,697)**	(4,110)	**(1,741)**	
... an... Activities					
... sha...		**145**	35,251	**145**	35...
... ngs		**-**	5,300	**-**	5,...
... ngs		**-**	(6,000)	**-**	(6,0...
... bility		**(28)**	(31)	**(28)**	(3...
... m fi... ng activities		**117**	34,520	**117**	34,520
... se) in... Held		**(16,274)**	14,958	**(15,817)**	14,628
... the fi... year		**27,219**	12,261	**26,730**	12,102
... Fina... ar	5	**10,945**	27,219	**10,913**	26,730
... s	15				
... investi... ities	30				

... flows s... read in conjunction with the accompanying notes licies

e with Accounting Standards, other authoritative pronouncements
Consensus Views and the Corporations Act 2001.

t for certain assets which, as noted, are at valuation. Unless
vith those of the previous year.

Provisions, Contingent Liabilities and Contingent
s described in note 1(z).

ar was $16.7 million and the net cash outflow was $16.3
ise of the company's failure to meet its financial targets for
-up of the company's Gradiflow technology as well as the
sis gels to market were the main contributing factors to the

ing a reduction in the workforce implemented during the year,
rating costs. This coupled with an improved commercial focus
the gradiflow technology is expected to provide for a much
cial year.

on a going concern basis as the directors consider that the
e it to continue as a going concern. The directors regularly monitor
ing basis consider a number of strategic and operational plans
ng continues to be available for the company to meet its business

ts incorporate the assets and liabilities of all entities controlled by Gradipore
e results of all controlled entities for the year then ended. Gradipore Limited and
e referred to in this financial report as the consolidated entity. The effects of all
n the consolidated entity are eliminated in full. Outside equity interests in the results
ties are shown separately in the consolidated profit and loss statement and balance

tity is obtained during the financial year, its results are included in the consolidated
al performance from the date on which control commences. Where control of an entity ceases
year its results are included for that part of the year during which control existed.

ect accounting procedures are followed whereby the income tax expense in the statement of financial
formance is matched with the accounting profit after allowing for permanent differences. The future tax benefit
relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain reserves of the foreign controlled entity were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

(D) TAX CONSOLIDATION LEG

Gradipore Limited ly-owned Australian
as of 1 July 200

As a consequ e Limited, as the head e
deferred tax ng to transactions, events
those tran and balances were its own,
relation t ctions, events and balances.

(E) FOREIGN C ATIONS

(i) Transactions

Fo actions are initially translated into Austral
t lance date amounts payable and receivable
xchange current at that date. Resulting exchan
it or loss for the year.

(ii) Foreign controlled entity

olled entity is an integrated foreign operation, its accounts have
hereby monetary items are translated at the exchange rates current
translated at exchange rates prevailing at the relevant transaction date
on are taken to the profit and loss.

SS S

od of accounting is used for all acquisitions of assets regardless of whether equity
acquired. Cost is measured as the fair value of the assets given up, shares issued or
ate of acquisition plus incidental costs directly attributable to the acquisition. Where e
ed in an acquisition, the value of the instruments is their market price as at the acquisit
ts arising on the issue of equity instruments are recognised directly in equity.

ITIO

evenue are net of returns, trade allowances and duties and taxes paid. Revenue is
r business activities as follows:

ods

oods or services have been despatched to a customer pursuant to a sales order and the
d to the carrier or customer.

nue

income, which is recognised as it accrues, and Government revenue from the Start
ed when the entitlement is confirmed.

e recogn he amount receivable as they are due for settlement no more than 30-45 d
gnition.

ebtors a er receivables is reviewed on an ongoing basis. Debts which are know
n off. A pr sion for doubtful debts is raised when some doubt as to collection ex

d goods are stated at the lower of cost and net realisable
r and an appropriate portion of variable and fixed overhead,
ing capacity.

xpected to be recovered through the cash inflows
uent disposal. The expected net cashflows included in
sets are not discounted.

eater than its recoverable amount, the asset is written down
derived from a group of assets working together, recoverable
up of assets. The decrement in the carrying amount is
he reporting period in which the recoverable amount write-

nd buildings are measured at fair value being the amounts for
nowledgeable willing parties in an arm's length transaction.
y to ensure that the carrying amount of each land and building
t the reporting date. Annual assessments are made by the directors,
at least every three years.

ly to the asset revaluation reserve, except that, to the extent that an
ent in respect of that class of asset previously recognised as an expense in
ecognised immediately as revenue in net profit or loss.

sed immediately as expenses in net profit or loss, except that, to the extent
asset revaluation reserve in respect of the same class of assets, they are debited
reserve.

decrements are offset against one another within a class of non current assets, but not

tax is not taken into account in determining revaluation amounts unless it is expected that a
ystallise.

not result in the carrying value of land or buildings exceeding their recoverable amount.

OF PROPERTY, PLANT AND EQUIPMENT

eciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of operty, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings	40 years
Plant and equipment	5-10 years

(M) LEASED NON CURRENT A[illegible]

A distinction is ma[illegible] finance leases whic[illegible] all the risks and [illegible]ent to ownership of le[illegible] lessor effective[illegible]tantially all such risks a[illegible]

Finance leas[illegible]ed. A lease asset and liab[illegible] payments. [illegible] are allocated between the [illegible] expense.

The lea[illegible]tised on a straight-line basis ove[illegible] conso[illegible] obtain ownership of the asset, the [illegible] are b[illegible]er the term of the lease.

Ot[illegible] payments are charged to the statement [illegible] a[illegible]presents the pattern of benefits derived fro[illegible]

(N) TRAD[illegible]TORS

[illegible]sent liabilities for goods and services provided to the [illegible] hich are unpaid. The amounts are unsecured and are usu[illegible]

(O) I[illegible]LITIES

[illegible] their principal amounts, which represent the present value of future ca[illegible] nterest is accrued over the period it becomes due and is recorded as part [illegible]

[illegible]AIRS

[illegible]dated entity is required to be overhauled on a regular basis. This is managed as par[illegible] [illegible]al maintenance program. The costs of this maintenance are charged as expenses as [illegible] [illegible]elate to the replacement of a component asset, in which case the costs are capitalised [illegible] [illegible]dance with note 1(l). Other routine operating maintenance, repair and minor renewal co[illegible] [illegible]nses as incurred.

[illegible]CES[illegible] SYSTEM CHANGES

[illegible] to [illegible]e existing systems or to design, develop and implement new systems to deal with the GST [illegible]s as incurred, except where they result in an enhancement of future economic benefits and [illegible] as [illegible]et.

[illegible] to [illegible]s controlled by a controlled entity are charged as expenses in the period in which they [illegible]ess th[illegible]e to the acquisition of an asset, in which case they are capitalised and amortised over [illegible]xpecte[illegible]it. Generally, costs in relation to feasibility studies during the planning phase of a web [illegible] costs [illegible]enance during the operating phase are considered to be expenses.

GRADIPORE 2003 ANNUAL REPORT

eave

cted to be settled within 12 months of the reporting date
' services up to the reporting date and are measured at
settled. Liabilities for non accumulating sick leave are
rates paid or payable.

within 12 months of the reporting date is recognised in the
rdance with (i) above. The liability for long service leave
date is recognised in the provision for employee benefits
ayments to be made in respect of services provided by
iven to expected future wage and salary levels, experience
d future payments are discounted using interest rates on
to maturity that match, as closely as possible, the estimated

d as an expense when the contributions are paid or become

tax, are recognised and included in employee benefit liabilities and
they relate are recognised as liabilities.

efits

re provided to employees via the Gradipore Employee Option Plan and
elating to these schemes is set out in note 24. No accounting entries are made
ptions are exercised, at which time the amounts receivable from employees and
atement of financial position as share capital.

ognised as expenses in the period in which they are incurred, except where they are
of qualifying assets. Borrowing costs include interest on borrowings and finance lease

poses of the statement of cash flows, cash includes deposits at call and bills of exchange which are readily
vertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank
overdrafts.

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(V) EARNINGS PER SHARE

(i) Basic Earnin[illegible]

Basic earnings [illegible] [illegible]termined by dividing [illegible] company, exc[illegible] [illegible]s of servicing equity oth[illegible] ordinary sha[illegible] [illegible] during the financial year[illegible] the year.

(ii) Dilu[illegible] [illegible]er Share

Dilute[illegible] [illegible]re adjusts the figures used in the [illegible] acco[illegible] [illegible]e tax effect of interest and other fi[illegible] sha[illegible] [illegible]ed average number of shares assumed [illegible] dil[illegible] [illegible]ary shares.

(W) RESE[illegible] [illegible]MENT COSTS

[illegible]earch and development are deferred until future pe[illegible] [illegible]ble doubt to be recoverable. Given the current stage o[illegible] [illegible]pment costs are expensed as incurred.

(X) [illegible] [illegible]PMENT SYNDICATION

[illegible] f[illegible]ancial years the economic entity entered into two R&D syndicates. These [illegible] [illegible]n technology by the economic entity to those syndicates and the agreeme[illegible] [illegible]ta[illegible] R&D projects on behalf of the syndicates, with a view to developing comme[illegible]

[illegible]m[illegible]nces, the economic entity may be obliged to acquire the results of the R&D condu[illegible] [illegible] f[illegible]ing arrangements of the syndicates require that the proceeds of the non-exclusive li[illegible] [illegible]ol[illegible] owned by the economic entity be placed on deposit by the economic entity, together [illegible] [illegible]nc[illegible]ating to the contracted R&D. The transaction documents for these syndicates provide th[illegible] [illegible]the[illegible]th interest earned on the deposits, may only be used for the conduct of the agreed R&D [illegible] [illegible]ac[illegible]tion obligations that may arise.

[illegible]te [illegible] for calculating the net present value of expected cash outflows is the same as the fixed ra[illegible] [illegible] th[illegible]osits.

[illegible] the [illegible] profit impact in subsequent accounting periods will be as a result of adjustments to the [illegible]ecte[illegible]h inflows and outflows resulting from changes in the timing of R&D undertaken, changes in [illegible]avail[illegible]x losses, commercialisation payments and any other as yet unforeseen factors.

0100, issued by the Australian Securities & Investment in the financial report. Amounts in the financial report have the nearest thousand dollars, or in certain cases, to the

ENEFITS

nd related on-costs expected to be settled within 12 ovisions to other creditors in the current year as a result of 44 *Provisions, Contingent Liabilities and Contingent* ficant uncertainties relating to the amount and timing of loyee benefits, therefore they do not meet the definition mounts have also been reclassified to ensure comparability

Note 2 Revenue

Revenue from ope... es

Sale of go...

Revenue from ... erating activities

Intere...

Proc... ets

Gov...

Revenu... tivities 6,...

Note ... ary activities

(a) Net gains and expenses:-

Los... before income tax includes the following specific net gains and expen...

E...				
C...	2,323	1,406	2,...	
	560	544	560	
...ipm... t	1,675	799	1,586	
...ipm... under finance lease	26	28	26	
...asse...				
...tful ...s – trade debtors	3	(5)	(1)	(...
...tful ... – other receivables	737	-	737	
...nst i... mpany receivable	-	-	(364)	665
...ance ...s paid/payable	264	364	264	364
...e	322	154	709	284
...ropert... and equipment	29	48	-	48
... opera... es	626	676	38	138

...y contin... onsor a research and development collaboration with the Texas A&M Universi...

	Consolidated		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
	(16,669)	(18,507)	(16,354)	(19,137)
	(5,001)	(5,552)	(4,906)	(5,741)
	129	134	129	134
	(4,872)	(5,418)	(4,777)	(5,607)
ount	4,872	5,418	4,777	5,607
	-	-	-	-

ncome tax benefit at 30 June 2003 in respect of tax losses not brought to e future income tax benefit at 30 June 2003 in respect of timing differences ,000).

d if:

sessable income of a nature and of an amount sufficient to enable the benefit realised, or

gible entity in the consolidated entity, and

ues to comply with the conditions for deductibility imposed by tax legislation, and

on adversely affect the consolidated entity in realising the benefit from the deductions for the

Tax Consolidation legislation

ed and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1

nsequence, Gradipore Limited, as the head entity in the tax consolidated group, recognises current and deferred tax unts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events nd balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

NOTE 5 CURRENT ASSETS – TS

Cash at bank
Cash on deposit
Bills of exchange

The above fig to cash at
the end of t shown in
the stateme ollows:
Balances a
Balance ash Flows 10

Depo

The ting interest rates between 3% and 5%.
Fur n to funds on deposit is contained in note 25(g).

B

B t credit risk in the event of default by the acceptor. However, the risk has been m
cc ted the full amount of the bill. The bills have a face value of $7m (2002: $21.15m
00 The average interest rate is 4.65%.

ETS ECEIVABLES

	1,077	618	998	
btfu ts	(10)	(7)	(6)	
	1,067	611	992	58
men	812	772	718	728
tful	(287)	-	(287)	-
	33	46	33	46
	1,625	1,429	1,456	1,361

arise nsactions outside the usual operating activities of the consolidated entity.

curren of these receivables

to loa ployees is set out in note 24.

	Consolidated		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
	734	464	734	464
	-	-	-	-
	517	269	414	269
	1,251	733	1,148	733
	6,054	-	6,054	-
	6,054	-	6,054	-

...acted R&D or, in certain circumstances, in satisfaction of the
...in the syndications.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
	-	-	2,501	2,865
	-	-	(2,501)	(2,865)
	-	-	-	-
	260	397	260	397
	803	711	803	711
	(450)	-	(450)	-
	613	1,108	613	1,108

...f these receivables

...rt the purchase of shares in Gradipore Limited. Further information relating to these

GRADIPORE

NOTE 10 NON-CURRENT ASS[illegible]RTY, PLANT AND [illegible]

Land and B[illegible]ectors valuation 2003		
Less: acc[illegible]ation		
Total la[illegible]		
Plan[illegible] at cost		
Les[illegible]reciation		
To[illegible]ment		
[illegible] under finance lease		
[illegible]mortisation	(36[illegible]	
[illegible]pment under finance lease	9	
[illegible]a[illegible] and equipment	15,602	

Va[illegible]d[illegible]uildings

Th[illegible]la[illegible]d and buildings is fair value being the amounts for which the assets could b[illegible] b[illegible]n[illegible] arm's length transaction. The 2003 valuation was made by the directors and [illegible] v[illegible]in[illegible]pendent assessments.

[illegible]le[illegible]ed as security

[illegible]orm[illegible]on on non-current assets pledged as security by the parent entity or its controlled ent[illegible]

[illegible]arr[illegible] amounts of each class of property, plant and equipment at the beginning and end of the [illegible] re s[illegible]t below.

	Freehold land & Buildings	Plant & Equipment	Leased plant & Equipment	Total
	000's	000's	000's	000's
[illegible]d				
[illegible]nt at [illegible]2002	12,192	4,541	35	16,768
	41	1,228	-	1,269
	(82)	(92)	-	(174)
[illegible]amorti[illegible]xpense	(560)	(1,675)	(26)	(2,261)
[illegible] at 30 [illegible]03	11,591	4,002	9	15,602
[illegible] 1 July 2[illegible]	12,192	4,150	35	16,3[illegible]
	41	1,207	-	1[illegible]
	(82)	-	-	[illegible]
[illegible]ation exp[illegible]	(560)	(1,586)	(26)	[illegible]
[illegible]une 2003	11,591	3,771	9	[illegible]

	Consolidated		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
	-	5,623	-	5,623
	625	625	625	625
	625	6,248	625	6,248

, bearing a floating interest rate of 5.03%.

	713	738	668	505
	161	16	161	16
	807	1,380	720	1,383
	1,681	2,134	1,549	1,904

G LIABILITIES

Secured

	9	26	9	26
	6,054	-	6,054	-
	6,063	26	6,063	26

he security on the interest bearing liabilities is set out in note 15.

ILITIES – PROVISIONS

or Employee Benefits (note 24)	20	73	20	73
	20	73	20	73

GRADIPORE

NOTE 15 NON-CURRENT LIA[illegible] TEREST BEARING [illegible]

Secured

Lease liab[illegible]
Bank lo[illegible]
R&D s[illegible] Liability
Tota[illegible] terest bearing liabilities

Se[illegible]

T[illegible] s (current and non-current) are:

[illegible]	5,3[illegible]
[illegible] Put Liability	6,054
	11,363

Lea[illegible] y secured as the rights to the leased assets revert to the lessor in th[illegible]

Th[illegible] early review and is available until September 2005. The bank loan of the [illegible] c[illegible] by first mortgage over the Frenchs Forest premises.

T[illegible] bility is recorded at its net present value. The discount rate used for calculating [illegible] ws is the same as the rate of earnings on the deposits (Refer to notes 8 and 29[illegible]

[illegible] ge[illegible] s security

[illegible] s of non-current assets [illegible] re:

	Notes				
[illegible] age					
[illegible] and [illegible] dings	10	11,591	12,192	11,591	12,[illegible]
[illegible] e					
[illegible] ipme[illegible] nder finance lease	10	9	35	9	3[illegible]
[illegible] pled[illegible] s security		11,600	12,227	11,600	12,227

[illegible] range[illegible] s

[illegible] ntity [illegible] ess to the following financing facilities at the end of the financial year:

[illegible] y	5,300	5,300	5,300	5,300
[illegible] date	5,300	5,300	5,300	5,300
[illegible] date	-	-	-	[illegible]

	Consolidated		Parent Entity	
	2003 $000	2002 $000	**2003 $000**	2002 $000
	106	126	106	126
	106	126	106	126

	Parent Entity		Parent Entity	
	2003 Shares	2002 Shares	**2003 $000**	2002 $000
	47,848,593	47,848,593	90,274	90,274
	47,848,593	47,848,593	90,274	90,274

the company during the past two years were as follows:

		Number of Shares	Issue Price	$000
		32,516,443		53,997
	n Share Purchase Plan	1,487,946	$2.25	3,348
	m Share Purchase Plan	767,550	$2.09	1,604
	e in lieu of services	50,000	-	-
	on of listed options	8,657,796	$2.50	21,645
	e placement	3,438,458	$2.50	8,596
	version of employee options	82,300	$1.50	123
	onversion of employee options	848,100	$2.50	2,120
	Less: Transaction costs arising on share issue			(1,159)
	Balance	47,848,593		90,274
06-03	No movement			
3	Balance	47,848,593		90,274

(c) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

NOTE 18 RESERVES AND AC LOSSES

(a) Accum

Accumul e beginning of the financial ye
Net loss members of Gradipore
Limite Entities

Acc the end of the financial year

een paid or provided for (2002: Nil). There are no

NOTE ARE

	200 cents	
e are – cents per share	(34.8)	
) share – cents per share	(31.3)	

e number of shares used as the denominator

rag umber of ordinary shares used as the in lating basic earnings per share	**47,848,593**	40,4
rag mber of ordinary shares and potential es u s the denominator in calculating gs are	**53,163,559**	51,335,18

on o nings used in calculating earnings per share

in ca ng basic and diluted earnings per share:

	(16,668,920)	(18,506,991)

g the ication of securities

Gradip n Plans are considered to be potential ordinary shares and have been included in earning re. The options have not been included in the determination of basic earnings the opti et out in note 24.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
of				
	89,000	74,150	89,000	74,150
	89,000	74,150	89,000	74,150
	74,214	224,164	74,214	224,164
	8,841	25,448	-	-
	83,055	249,612	74,214	224,164

)2 : $88,413), accounting assistance of nil (2002 : $21,320) and

aterhouseCoopers on assignments additional to their statutory
ise and experience with the consolidated entity are important. These
cewaterhouseCoopers is awarded assignments on a competitive basis. It is
ve tenders for all major consulting projects.

NOTE 21 RECONCILIATION O G LOSS TO NET C

Loss from o s after income tax expense		
Adjustmen tems:		
Provision ots		
Net loss urrent assets		
Depre ation		
Write ent		
Re nology Put option		
N operating activities b ets and liabilities	(	
ies	(5	
in employee entitlements	(126)	
s in trade debtors	(467)	
s in creditors & accruals	(400)	
r ebtors	18	
s om operating activities	(14,694)	(15,452)

t ndby arrangements and loan facilities are included in Note 15.
ci and investing activities are disclosed in Note 30.

IO F DIRECTORS

	Directors of Entities in the Consolidated Entity		Directors Parent Enti	
	2003	2002	**2003**	20
	$	$	**$**	
r pa or otherwise made available enti the consolidated entity and in co ion with the management of arent or its controlled entities:	1,508,040	941,165	1,508,040	941,165

d to di are set out in note 24. Details of options granted to and exercised by directors during 003 ar t in note 25.

...the parent entity or related parties was within the specified

	Number 2003	Number 2002
	1	-
	1	1
	1	3
	1	-
	2	-
	1	-
	-	1
	-	1
	-	1
	1	-
	1	-
	9	7

...ding does not include amounts in relation to the grant of options ...s are not included as they were issued at no cost to the entity.

	Executive Officers of the Consolidated Entity 2003 $	Executive Officers of the Consolidated Entity 2002 $	Executive Officers of the Parent Entity 2003 $	Executive Officers of the Parent Entity 2002 $
...received, or due and receivable, from entities ...olidated entity and related parties by Australian ...ecutive officers (including directors) whose ...neration was at least $100,000:	477,735	808,608	477,735	808,608

...s are granted to executive officers under the Gradipore Employee Option plan.
...options were granted to or exercised by Australian based executive officers during the year ended 30 June 2003.

The numbers of Australian bas e officers (includin entity and related parties wa specified bands ar

$100,0
$120,
$170
$18
$2

Total ex and the remuneration banding does not include a under t y e Option Plan. The options are not included as they w

NOT S

	Consolidated		
	2003 $000	2002 $000	
n t and related on-costs liabilities			
e editors – current (note 12)	387	439	35
m yee benefits -current (note 14)	20	73	20
m yee benefits - non-current (note 16)	106	126	106
pl benefit and related on-costs liabilities	513	638	482
um s	Number		Numbe
per nployees during the financial year	103	101	88

ans

e Gr e Employee Option Plan was approved by special resolution at the annual general meeting 14 D er 1996. All full time employees of Gradipore Limited and its controlled entities are the p

er the r no consideration and are exercisable 30% within 12-24 months of issue, 30% within d the ing 40% within 36-60 months of issue. Entitlement to the options are vested as soon le.

ard ap amend the terms of the Gradipore Employee Option Plan to enable the company e price ns on behalf of employees. Loans from the company are available to finance up the sh are to be repaid in equal instalments over not more than ten years (by way of erest is Outstanding loans must be repaid in full upon termination of employment. Th June 20 losed in notes 6 and 9.

[illegible]ts. When exercisable, each option is convertible into one [illegible]d exercise price per share.

[illegible]t the annual general meeting of the company held on 30 [illegible]hin 3 years from the date of issue but may be exercised any

	[illegible]	[illegible]ued during the year	Transfers during year	Exercised during the year	Lapsed during the year	Balance at end of the year
[illegible]	[illegible]	-	-	-	1,000,000	2,000,000
[illegible]	[illegible]	-	-	-	-	200,000
[illegible]	[illegible]	-	-	-	-	1,000,000
[illegible]	[illegible]500	-	-	-	346,500	935,000
[illegible]	[illegible]40,000	-	-	-	30,000	110,000
[illegible]	375,000	-	-	-	122,000	253,000
[illegible]	-	50,000	-	-	-	50,000
	5,996,500	50,000	-	-	1,498,500	4,548,000

Grant date	Exp...	...se ...ice	Balance at start of year				
Consolidated and pare... ...2:							
Directors Option Plan							
30 November 1999	31...	$5.00	3,240,000				
30 October 2000		$5.00	200,000				
30 November 1999		$4.00	1,000,000	-			
Employee O...							
20 Decemb... 1999		$2.50	1,195,930	-			
23 Decem... 1998	...e ...2	$1.50	174,367	-	-		
20 Dec... 2000	...er ...04	$5.00	977,500	73,500	240,000		
30 O... 200...	...er ...2...04	$6.00	110,000	30,000	-		
30 ... 20...	...ber ...04	$2.80	-	375,000	-	-	
			6,897,797	478,500	-	930,400	44...

...g t... financial year and number of shares issued to employees on the exercise of option...

	...r value of shares at issue date	Consolidated 2003 Number	Consolidated 2002 Number	Parent E... 2003 Number	Parent E... 2002 Nu...
	$2.84	-	848,100	-	848,1...
	$1.64	-	82,300	-	82,30...
		-	930,400	-	930,400

...ssued ...e exercise of options is the weighted average price at which the company's shares were ...Stock... ...nge on the day prior to the exercise of the options.

	2003 Number	2002 Number	2003 Number	2002 Number
...date	3,702,900	826,450	3,702,900	826,450

	Consolidated		Parent Entity	
	2003	2002	**2003**	2002
	$	$	**$**	$
	-	2,243,700	-	2,243,700
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
s as at	-	2,543	-	2,543

Superannuation commitments

externally managed superannuation plan under which
ement, disability or death. The company makes contributions
o those required under the Superannuation Guarantee Charge

he year

g of the financial year until his resignation on 31 October 2002

eginning of the financial year until his resignation on 31 October 2002

20 September 2002

on 13 December 2002

om the beginning of the financial year until his resignation on 25 June 2003

ctor from the beginning of the financial year until his resignation on 23 August 2002

ation and retirement benefits

nation on remuneration of directors is disclosed in note 22.

Loans to directors and director-related entities

Loans to directors disclosed in note 9 represent advances made to directors to support the purchase of shares in Gradipore Limited:

Unsecured loans advanc
J Manusu (i)
H Nair (ii)
T Wawn (iii)

Less: provision

(i) Mr Man ... ut in full on 12 August 2002
(ii) Dr Nai ... dipore Inc
(iii) Mr W ... radipore Inc, Lensted Pty Limited and Bio Proc

Interes ... directors included in the ... 54,255
deter ... dinary activities before income tax

Loa ... r following terms:

- ... payable on the date which the individual ceases to be employed by a ... f ... ny reason
- ... la ... d bi-annually (December and June) at 0.25% higher than the Company's ex
- ... nts ... f principal or interest are required
- ... f t ... individuals employment with the Gradipore group of companies, the individual is ... the ... ll amount of the outstanding loan (a) the company is authorised to withhold any te ... he ... ividual and apply them towards the outstanding loan, and (b) this obligation binds th ... ors ... luding the individuals estate.

... e, a ... urrently re-negotiating the terms of these loans.

... acti ... with director and director-related entities

... is th ... ector and shareholder of ITV Consulting Pty Ltd. ITV Consulting Pty Ltd has provided ... con ... g services through the year on normal commercial terms and conditions. ... of th ... ansactions was $37,525 (2002: $83,042). This consulting relationship was terminated in

... of di ... r and director-related entities concerning share and share options

... hares ... re options of Gradipore Limited acquired or disposed of by directors of the company ... r their ... r related entities from the company:

	Ordinary Shares	Options
	43,200	
	-	
	100,000	800,0

...nited held directly or indirectly by directors of the company

	2003 No. Ordinary shares	2003 No. Options	2002 No. Ordinary shares	2002 No. Options
...neficially the following equity interests in the chief entity as				
	n/a	n/a	20,333	200,000
	n/a	n/a	1,907,244	200,000
	20,000	-	n/a	n/a
	-	-	n/a	n/a
	37,500	1,000,000	25,000	1,000,000
	n/a	n/a	3,924,718	400,000
	2,089,294	1,000,000	2,189,294	1,000,000
	n/a	n/a	1,138,093	1,000,000
	150,496	200,000	138,496	200,000

...erefore options have lapsed.
...owever remains an employee, therefore options did not lapse.

...party margin loans for employees, executives and Directors

...sit (included in note 5) with Macquarie Bank at normal commercial rates which ...any's discretion. Should the deposit be withdrawn it may then trigger margin calls ...oard has resolved to withdraw this amount.

... Limited and other entities in the wholly-owned group during the years ended 30 June 2003 ...stribution of electrophoresis gels and provision of marketing services by Gradipore Inc and loans ...ited and associated interest charges.

	Parent Entity 2003 $'000	Parent Entity 2002 $'000
...mounts included in the determination of profit from ordinary activities before income tax that resulted from ...ons with entities in the wholly-owned group:		
...ibution fee payable	(2,759)	(1,023)
...Marketing services fee payable	(1,160)	(1,896)
Interest revenue	358	263
Aggregate amounts receivable from entities in the wholly-owned group at balance date:		
Non-current receivables (loans)	2,501	2,865
Less: provision	(2,501)	(2,865)

Given the current start up nature of the US operation the directors have provided fully against the loan.

NOTE 26 INVESTMENTS IN C ENTITIES

Non current
Share in controll st

Name	Country of Incorporation	
Bio Pr y Limited	Australia	
Lenste	Australia	
IWM	Australia	Or
Gra	United States	Ordin

* uidated during the financial year.

T d e ities have been granted relief from the necessity to prepare financial reports in ue by the Australian Securities & Investment Commission.

PO NG

ts

is c nised on a global basis into the following divisions by product and service type.

ions

n th of laboratory scale Gradiflow instruments and electrophoresis gels.

t kits cal diagnostic laboratories for use in aiding medical diagnosis, principally in relation to tasis).

s

eking t he commercial potential of the company's main asset, the Gradiflow technology

Th he marke ential of the Gradiflow technology by looking for new applications and ext Gradiflow tform.

r the above divisions.

rations are set out in the Chairman's report.

			Commercial Separations $000	Research & Development $000	Other $000	Consolidated $000
		6	1,466	-	-	5,506
		-	-	-	1,293	1,293
		-	-	-	65	65
		,066	1,466	-	1,358	6,864
		1,931	(468)	(5,679)	(9,413)	(16,669)
		89	85	783	1,003	2,261
	65	1,098	551	8,310	350	12,374
	-	-	-	-	-	24,341
	2,065	1,098	551	8,310	350	36,715
	-	-	-	6,054	-	6,054
	-	-	-	-	-	7,116
	-	-	-	6,054	-	13,170

2002	...cience ...rations $000	Diagnos... $...		
Revenues from sale of ...	606	2,5...		
Revenues from outsid... ...g activities				
Interest	-			
Government Gran...	-	-		
Total segment re...	606	2,535		
Profit/(Loss) f... ...ties after income tax e...	(2,829)	1,537		
Depreciat... ...expense	183	54	5...	
Segme...	1,779	875	1,409	
Unallo...	-	-	-	
Total...	1,779	875	1,409	6,...
Seg...	-	-	-	5,623
Un...	-	-	-	-
T...	-	-	-	5,623

...al s...ments

...te... ...tity's divisions are managed on a global basis they operate in the following geographica... ...d E... ...pe.

	Segment revenues from sale of goods		Segme... assets	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
	527	557	36,180	52,557
	4,979	2,782	535	948
	5,506	3,339	36,715	53,505

...unti... ...cies

...epare... ...formity with the accounting policies of the entity as disclosed in note 1 and ...B 10... ...*ment Reporting*. Segment revenue, expenses, assets and liabilities are those that ...a segm... ...the relevant portion that can be allocated to the segment on a reasonable basis. ...ssets u... ...segment and consist primarily of receivables, inventory, plant & equipment and ...t liabili... ...st primarily of R&D syndications and lease liabilities.

GRADIPORE 2003 ANNUAL REPORT

ted balance sheet represent the economic entity's

e value, are carried on the balance sheet at an amount less
mitigated by ensuring that a percentage of the bills have

turities and the effective interest rates on financial

ATURITIES

		e st ate	Floating interest rate	1 year or less	1 to 5 years	Non-interest bearing	Total
		%	$000	$000	$000	$000	$000
		3.1	291	-	-	-	291
		4.0	-	4,332	-	-	4,332
		4.8	-	6,947	-	-	6,947
			-	-	-	2,238	2,238
	8	7.5	-	6,054	-	-	6,054
			291	17,333	-	2,238	19,862
	12		-	-	-	740	740
	12		-	-	-	941	941
	13	8.6	-	9	-	-	9
	15	6.3	-	-	5,300	-	5,300
ations	13	7.5	-	6,054	-	-	6,054
inancial liabilities			-	6,063	5,300	1,681	13,044
et financial assets/(liabilities)			291	11,270	(5,300)	557	6,818

GRADIPORE

[illegible]ED INTEREST RATE [illegible]

[illegible]	[illegible]es	Weighted average effective interest rate %	[illegible]	[illegible]	[illegible]	[illegible]
30 June 2002						
Financial asse[illegible]						
Cash on hand [illegible]	5	3.1	582	[illegible]		
Cash on dep[illegible]	5,11	4.0	-			
Bills of Exch[illegible]	5	4.6	-			
Trade & O[illegible]	6,9		-			
Restricte[illegible]	11	7.5	-			
Total fi[illegible]			582	27,2[illegible]		
Finan[illegible]						
Trade[illegible]	12		-	-		
Oth[illegible]						
and[illegible]	12		-	-	-	
Le[illegible]	13,15	8.2	-	26	9	
B[illegible]	15	5.9	-	-	5,300	
R[illegible]	15	7.5	-	-	5,623	
T[illegible]ie[illegible]			-	26	10,932	2,13[illegible]
[illegible](lia[illegible]lities)			582	27,236	(5,309)	403

[illegible]Ne[illegible]inancial Assets to Net Assets	**Notes**	**2003 $000**	[illegible]
[illegible]abo[illegible]		6,818	22,[illegible]
[illegible]nd lia[illegible]ies:			
[illegible]	7	1,251	73[illegible]
[illegible]ipme[illegible]	10	15,602	16,76[illegible]
[illegible]	14,16	(126)	(199)
[illegible]sheet[illegible]		23,545	40,214

[illegible]e of F[illegible]al Assets and Liabilities

(i) On-Balance Sheet

[illegible]nd cas[illegible]ents and non-interest bearing monetary financial assets and financial liabilities of [illegible]roximat[illegible]arrying amounts.

[illegible]netary f[illegible]ssets and financial liabilities is based upon market prices where a market exists [illegible]ture cas[illegible]y the current interest rates for assets and liabilities with similar risk profiles.

(i[illegible]

The [illegible]ancial assets and liabilities.

[illegible] development syndications based on the Australian [illegible]me.

[illegible] hich required Gradipore Limited to buy back the Syndicate [illegible] ct as a result of this transaction. As part of the wind-up of [illegible] ry company of the investor which held their interest in the [illegible] quidated.

[illegible] and development arrangement under which:

[illegible] e haemostasis technology owned by the company for [illegible]

[illegible] rch on behalf of the Syndicate with the aim of deriving commercially [illegible] research program operated for a period of 2 years and was [illegible] company received for this research program was $2,315,868.

[illegible] n exclusive world-wide licence to exploit the new technology and [illegible], *which are derived from this technology.*

[illegible] ploitable technology be deemed a commercial success when the Syndicate licence [illegible] uly 2003, the core technology monies and interest thereon will be released to the [illegible] rch program be deemed a commercial failure, then all the operative agreements [illegible] dicate will cease. In this situation, the company will be required - under the terms of [illegible] ack the core technology and any other technology arising from the research program.

[illegible] of the core technology outlined in point 1 above, the company recorded the net monies [illegible] e sale of the core technology as income in the year ended 30 June 1996.

[illegible] der to reflect the Syndicate Arrangements outlined in point 4 above, the company also reported a put [illegible] ity in recognition of the possibility that the company may be required to repurchase the core technology at [illegible] ure date.

Monies paid by the Syndicate in respect of the core technology licence fee are held in a separate bank account and there are restrictions on the use of these funds along the lines outlined in point 4 above. A fixed charge has been granted in favour of the Syndicate to cover the core technology monies and future interest earned thereon.

On 31 July 2003 the Syndicate exercised their put option which required Gradipore Limited to buy back the Syndicate arrangement from the investors.

NOTE 30 NON-CASH FINANCING STING ACTIVITIES

There were no purchases of pl ment by means of

Share issues other than for o in Note 17 are not

NOTE 31 RECEIVABL S DENOMINATED IN FOREIG

Amounts not ef d		
Receivable		
Current, not ef		
New Zealand		
Pounds Sterl		
United Stat	756	
Japanese	-	
EURO	227	
Swiss fra	2	
Payabl		
Curren e		
EURO	2	14
Poun	-	9
Unit	107	311

NO FO EXPENDITURE

C
T s fo e acquisition of plant and equipment contracted for at the reporting date but not recogn
a

	Consolidated		Parent Entity	
	2003	2002	***2003***	2002
	$000	$000	**$000**	$000
lea ntracted for at the reporting date but not recognised as liabilities, payable:				
	270	387	39	30
later years	862	108	139	76
	-	-	-	-
	1,132	495	178	106
R				
N e	1,132	494	178	105
Fu e leases	-	1	-	1
	1,132	495	178	10

	Consolidated		Parent Entity	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
	9	27	9	27
	-	9	-	9
	-	-	-	-
	9	36	9	36
	-	1	-	1
	9	35	9	35
	9	26	9	26
	-	9	-	9
	9	35	9	35

4%. Under the terms of lease agreement, the consolidated
ir value on expiry of the lease.

to non-cancellable operating leases are payable as follows:

	270	386	39	29
	862	108	139	76
	-		-	
statements	1,132	494	178	105

ements with third parties and employees of the chief entity for undertaking research into
is and haematology products. Under the terms of these agreements, the company shall pay
g from one percent to four percent on sales of products developed by the parties.

[illegible]LARA[illegible]

The directors declare that the [illegible]tements and note[illegible]

(a) comply with Accounting [illegible] he *Corporations Reg*[illegible] requirements; and

(b) give a true and fair v[illegible]pany's and consolidate[illegible] performance, as re[illegible]e results of their operatio[illegible]

In the directors' o[illegible]

(a) the financi[illegible]notes are in accordance with the *Co*[illegible]

(b) there are [illegible]s to believe that the company will be ab[illegible] payable[illegible]

This de[illegible]a cordance with a resolution of the directors.

J[illegible]

INDEPENDENT AUDIT REPO[illegible] MEMBERS OF GRADIPORE L[illegible]

[illegible] 2001 in Australia, of the financial position of Gradipore [illegible] at 30 June 2003 and of their performance for the year ended [illegible]

[illegible] ccounting Standards and other mandatory financial [illegible] ulations 2001

[illegible] port.

[illegible] n, statement of financial performance, statement of cash [illegible] directors' declaration for both Gradipore Limited and the [illegible] ended 30 June 2003. The consolidated entity comprises both [illegible]

[illegible] ation and true and fair presentation of the financial report in [illegible] *responsibility for the maintenance of adequate accounting records* [illegible] ect fraud and error, and for the accounting policies and accounting [illegible]

[illegible] l report in order to express an opinion on it to the members of the [illegible] e with Australian Auditing Standards, in order to provide reasonable [illegible] ee of material misstatement. The nature of an audit is influenced by factors [illegible] ective testing, the inherent limitations of internal control, and the availability of [illegible] Therefore, an audit cannot guarantee that all material misstatements have been [illegible]

[illegible] ether in all material respects the financial report presents fairly, in accordance with [illegible] g Standards and other mandatory reporting requirements in Australia, a view which is [illegible] of the company's and the consolidated entity's financial position, and their performance as [illegible] operations and cash flows.

[illegible] on the basis of these procedures, which included:

[illegible] asis, information to provide evidence supporting the amounts and disclosures in the financial [illegible]

[illegible] ppropriateness of the accounting policies and disclosures used and the reasonableness of significant [illegible] stimates made by the directors.

[illegible] udit report is included in an Annual Report, our procedures include reading the other information in the Annual [illegible] determine whether it contains any material inconsistencies with the financial report.

[illegible] e we considered the effectiveness of management's internal controls over financial reporting when determining the [illegible] ature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

GRADIPORE

Independence

In conducting our audit, we ... plicable independen... pronouncements and the ... Act 2001.

Pricewaterho... (signature)

PricewaterhouseC...

(signature)

David W...
Partner

[redacted] 22nd August 2003.

[redacted]	Number of Ordinary Shares
[redacted]	1,419
[redacted]	2,354
[redacted]	679
[redacted]	676
[redacted]	45
	5,173

[redacted]dinary shares.

[redacted]ers

[redacted] securities are listed below:

[redacted]	Ordinary Shares Number Held	Percentage of Issued Shares
[redacted]	3,434,354	7.18
[redacted]	2,263,561	4.73
[redacted]	2,000,002	4.18
[redacted]	1,183,081	2.47
[redacted]	1,068,984	2.23
[redacted]	780,352	1.63
[redacted]	555,949	1.16
[redacted]	547,028	1.14
[redacted]	489,518	1.02
[redacted]	443,304	0.93
[redacted]	434,820	0.91
[redacted]sh	400,000	0.84
[redacted]	363,555	0.76
[redacted]an Nominees Australia Limited	277,095	0.58
[redacted]minees Australia Limited	264,695	0.55
[redacted]Limited	220,000	0.46
[redacted]r David Henry Solomon	183,886	0.38
[redacted]ack Arthur Birchall	182,605	0.38
[redacted]r George Philip Ruttle	180,042	0.38
Mr Philip Abraham Went & Mrs Liselott Muhlen-Schulte	177,997	0.37
	15,450,828	32.28

C. Substantial Shareho 22 August 200

Ordinary shares
ANZ Nominees Limited

D. Unquoted E es

Gradipore Direc

Gradipore Emp

E.

The vo to ach class of equity securities are set out below:

(a) C

On vo for every member or proxy of a member present and entitled to vote. On a poll,
sh ch ly paid share held.

(b

N